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                                      UNITED STATES                                  OMB APPROVAL
                            SECURITIES AND EXCHANGE COMMISSION               -------------------------
                                 Washington, D.C. 20549                      OMB Number:   3235-0058
                                                                             Expires: January 31, 2002
                                                                             Estimated average burden
                                       FORM 12b-25                           hours per response .. 2.50
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                              NOTIFICATION OF LATE FILING                          SEC FILE NUMBER
                                                                                       0-14724
(Check One):                                                                 --------------------------
                                                                             --------------------------
 [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q   [ ] Form N-SAR          CUSIP NUMBER
                                                                                   87944M107
     For period ended: June 30, 2001                                         --------------------------
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: _______________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Telemetrix Inc.
________________________________________________________________________________
Full name of registrant

N/A
________________________________________________________________________________
Former name if applicable

1225 Sage Street
________________________________________________________________________________
Address of principal executive office (Street and number)

Gering, Nebraska  69341  (308) 436-3453
________________________________________________________________________________
City, state and zip code

                         PART II RULE 12b-25(b) AND (c)

The Report indicated above could not be filed without unreasonable effort or expense and the Registrant therefore seeks relief pursuant to Rule 12b-25(b).

   (a)  The reasons  described in  reasonable  detail in Part III of this form  could  not be  eliminated  without  unreasonable  effort or expense;

[  (b)  The subject annual report,  semi-annual report, transition report on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will be filed  on or  before  the  15th  calendar  day  following  the
        prescribed  due  date;  or  the  subject   quarterly   report  or
        transition  report on Form 10-Q, or portion thereof will be filed on or before the fifth  calendar day following the prescribed due date; and

   (c)  The  accountant's  statement  or other  exhibit  required by Rule
        12b-25(c) has been attached if applicable.  Not Applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable  detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the  transition  report  portion  thereof  could  not  be  filed  within  the prescribed time period. (Attach extra sheets if needed.)

          On August 14, 2001 Registrant’s auditors were not able to
     complete their review of Registrant’s Form 10QSB which has delayed preparation. Due to these circumstances, the Quarterly Report on Form
     10-QSB cannot be prepared and filed by August 14, 2001.

                                     PART IV
                                OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

     Mr. James Doyle, Chief Financial Officer (308)             436-3453
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         (Name)                          (Area Code)      (Telephone Number)

(2)  Have all other periodic  reports  required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
     of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings  statements  to be  included  in the  subject  report  or  portion thereof?
                                                                 [X] Yes  [ ] No

     If so: attach an explanation of the anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Registrant sold its billing and customer management services operation in August 2000. The results of operations for the three and six months ended June 30, 2001 consequently differ significantly from the results for the same periods in 2000. Registrant estimates that during the six months ended June 30, 2001:

          o    revenue was approximately $113,000, primarily from equipment sales and services for its paging customers;

          o    operating expenses were approximately $1.7 million;

               o    approximately $20,000 for costs of revenue;

               o    approximately $102,000 for research and development;

               o    approximately $1.6 million for selling, general and
                    administrative costs;

          o    approximately $877,000 for interest on debt primarily to related parties and debenture holders;

          o    net loss probably will exceed $2.4 million.

          These figures are management's preliminary estimates and might change when Registrant finalizes the financial statements for the period ended June 30, 2001. This data has not been audited by the
          Registrants' independent accountants.

                                 Telemetrix Inc.
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                  (Name of Registrant as Specified in Charter)

Has  caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized.

Date:  August 14, 2001          By  /s/ James Doyle
    -------------------            ---------------------------------------------
                                    James Doyle
                                    Signing for Registrant and
                                    as Chief Financial Officer

          INSTRUCTION:  The form may be signed by an  executive  officer  of the registrant  or by any other duly  authorized  representative.  The name and title of the person signing the form shall be typed or printed  beneath the signature.  If the  statement is signed on behalf of the  registrant  by an authorized  representative  (other than an executive officer),  evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional  misstatements or omissions of fact constitute Federal Criminal
Violations (see 18 U.S.C. 1001).